Exhibit 4(b)(vii)

Classification: Confidential

Section 430(2B) Companies Act 2006 Statements

As announced on 6 June 2019, George Culmer retired as Chief Finance Officer and an Executive Director of Lloyds Banking Group plc (the “Company”) with effect from 1 August 2019.  George retired from the Group on 2 August 2019 (“Retirement Date”).  The following information is provided in accordance with section 430(2B) of the Companies Act 2006:

George Culmer has not received and will not receive any payment for loss of office.

On 20 August 2019, George Culmer will receive a payment of £79,594.92 in lieu of unused annual leave entitlement up to the Retirement Date.

Employees taking retirement are treated as ‘good leavers’ under the Company’s Group Performance Share Plan (GPS Plan) Rules.  As George Culmer has worked more than 12 weeks during the current performance period, he will remain eligible for a pro-rated award GPS Plan award in respect of the period from 1 January 2019 to the Retirement Date.  Any such award will be subject to an assessment of the relevant performance measures and his contribution during that period and will be determined in accordance with the rules and timetable of the 2019 GPS Plan.

As a ‘good leaver’ under the GPS Plan Rules, George Culmer’s outstanding deferred GPS awards over ordinary shares of 10p each in the capital of the Company (“Shares”) under the 2016 GPS Plan (83,466 Shares), 2017 GPS Plan (176,108 Shares) and under the 2018 GPS Plan (501,341 Shares) will continue to be released on their scheduled release dates, subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback and to deductions for national insurance and income tax).

George Culmer will remain entitled to his Fixed Share Award, time pro-rated to his retirement date.  The award is paid in Shares in quarterly instalments and the final award of £46,523 will be made in Shares in September 2019 and restricted over five years.

As a ‘good leaver’ under the Executive Group Ownership Plan Rules (Executive GOS), George Culmer’s outstanding 2017 and 2018 Executive GOS awards will be time pro-rated to his retirement date (2017 becomes 2,660,947 Shares and 2018 becomes 2,144,958 Shares). The awards remain subject to the performance measures which apply to the relevant awards and will continue to vest at the normal vesting dates and be released on their scheduled release dates, subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback and to deductions for national insurance and income tax).

Employees taking retirement are treated as ‘good leavers’ under the Group Share Incentive Plan rules (SIP). Accordingly, George Culmer can no longer participate in the SIP plan and

Classification: Confidential

Shares held in the SIP Trust on his behalf need to be removed from the Trust within 30 days from the date of his retirement. George Culmer will be entitled to sell or transfer his Shares. There is no income tax or National Insurance contributions payable on the value of the SIP Shares. However, dividend tax is payable on the sale of any dividend Shares held for less than three years at the point of sale.

Balance in the SIP plan as at the Retirement Date:

Partnership Shares	Matching Shares	Free Shares	Dividend Shares	Total
16,876	5,080	912	1,430	24,298

Employees taking retirement are treated as ‘good leavers’ under the Sharesave plan.  Accordingly, George Culmer will be entitled to use his savings of currently £6,144 (as at the Retirement Date) in respect of the Sharesave Plan 2016 to purchase Shares at the option price of 47.49 pence within six months of the Retirement Date or request for the return of those savings. George Culmer can arrange to continue to make monthly payments up to a maximum of six months or to the end of the 36 months savings term whichever is sooner.

George Culmer will be entitled to a capped contribution of up to £10,000 (excluding VAT) towards legal fees incurred in connection with his retirement from the Company.